UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

BIOFUEL ENERGY CORP.
(Name of Issuer)

Shares of Common Stock, par value $0.01 per share
(Title of Class of Securities)

09064Y109
(CUSIP Number)

Greenlight Capital, L.L.C. 140 East 45th Street, Floor 24 New York, New York 10017 Tel. No.: (212) 973-1900 Attention: Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to - Barry N. Hurwitz Bingham McCutchen LLP One Federal Street Boston, MA 02110 (617) 951-8000

July 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09064Y109

1	Names of Reporting Persons. Greenlight Capital, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,783,543
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,783,543
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,783,543
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 29.0%
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. DME Advisors GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 425,244
9 Sole Dispositive Power 0
10 Shared Dispositive Power 425,244
11	Aggregate Amount Beneficially Owned by Each Reporting Person 425,244
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. DME Advisors, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 265,747
9 Sole Dispositive Power 0
10 Shared Dispositive Power 265,747
11	Aggregate Amount Beneficially Owned by Each Reporting Person 265,747
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 4.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. DME Capital Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 159,497
9 Sole Dispositive Power 0
10 Shared Dispositive Power 159,497
11	Aggregate Amount Beneficially Owned by Each Reporting Person 159,497
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. David Einhorn
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC, OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. USA
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,000
8 Shared Voting Power 2,208,787
9 Sole Dispositive Power 3,000
10 Shared Dispositive Power 2,208,787
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,211,787
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 35.4%
14	Type of Reporting Person (See Instructions) IN

AMENDMENT NO. 10 TO SCHEDULE 13D

This Amendment No. 10 to Schedule 13D (the “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”), of BioFuel Energy Corp., a Delaware corporation (the “Issuer” or the “Company”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on June 26, 2007, as amended by Amendment No. 1 filed with the Commission on May 4, 2010, Amendment No. 2 filed with the Commission on September 27, 2010, Amendment No. 3 filed with the Commission on September 27, 2010, Amendment No. 4 filed with the Commission on December 17, 2010, Amendment No. 5 filed with the Commission on February 8, 2011, Amendment No. 6 filed with the Commission on April 8, 2011, Amendment No. 7 filed with the Commission on September 6, 2012, Amendment No. 8 filed with the Commission on March 28, 2014, and Amendment No. 9 filed with the Commission on June 13, 2014.

This Amendment is being filed on behalf of Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), DME Advisors GP, LLC, a Delaware limited liability company (“Advisors GP”), DME Advisors, L.P., a Delaware limited partnership of which Advisors GP is the general partner (“Advisors”), DME Capital Management, LP, a Delaware limited partnership of which Advisors GP is the general partner (“DME CM”), and Mr. David Einhorn (the “Principal” and, together with Greenlight Inc., Advisors GP, Advisors and DME CM, the “Reporting Persons”). Mr. Einhorn is the principal of each of Greenlight Inc., Advisors GP, Advisors and DME CM.  Mr. Einhorn is also a Director of the Issuer.

Greenlight Inc. acts as investment manager for Greenlight Capital, L.P., a Delaware limited partnership, Greenlight Capital Qualified, L.P., a Delaware limited partnership, and Greenlight Capital Offshore Partners, a British Virgin Islands partnership.  Advisors acts as the investment manager for a managed account.  DME CM acts as the investment manager for Greenlight Capital Offshore Master (Gold), Ltd., a British Virgin Islands company and for Greenlight Capital (Gold), LP, a Delaware limited partnership.

Certain of the Reporting Persons also own membership interests (the “LLC Units”) in BioFuel Energy LLC, a subsidiary of the Issuer (the “LLC”), and corresponding shares of Class B Common Stock, par value $0.01 per share, of the Issuer (“Class B Common Stock”) on a one-for-one basis.  Pursuant to the amended and restated limited liability company agreement of the LLC, the LLC Units may be exchanged at any time for shares of Common Stock on a one-for-one basis.  Upon the exchange of LLC Units for Common Stock, the Class B Common Stock attributable to the exchanged LLC Units will be transferred to the Issuer and retired.  Holders of Class B Common Stock are entitled to one vote for each share held.

The number of shares disclosed in this Amendment have changed slightly to reflect (a) the expiration of 250 options held by Mr. Einhorn and (b) an increase of 7 shares related to rounding when the Issuer effected a reverse stock split of its Common Stock.

Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in Amendment No. 9 to Schedule 13D.

This Amendment is being filed to amend Items 4, 6 and 7 as follows:

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following information:

As previously disclosed, Greenlight and the Company entered into a definitive transaction agreement, a Voting Agreement and a Commitment Letter on June 10, 2014.  On July 15, 2014, Greenlight and the Company entered into a Commitment Agreement confirming the terms of the proposed Rights Offering and Greenlight’s obligation to (a) participate for its full pro rata share of the Rights Offering, (b) purchase shares in the Rights Offering as if it had exchanged all of its LLC Units prior to the record date for the Rights Offering, and (c) exchange all of its LLC Units for shares of Common Stock on the Closing Date, in each case subject to customary conditions.

The foregoing description of the Commitment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Commitment Agreement, which is included as Exhibit 99.1 to this Amendment and which is incorporated by reference into this Item 4.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following information:

The description of the Commitment Agreement is incorporated into this Item 6.  Such description is qualified in its entirety by reference to the full text of such agreement, the content of which is incorporated into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	The Commitment Agreement is incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the Commission on July 15, 2014.

Exhibit 99.2
The Joint Filing Agreement executed by and among the Reporting Persons as of March 28, 2014 is incorporated herein by reference to Exhibit 99.2 to Amendment No. 8 to Schedule 13D relating to shares of Common Stock of the Issuer, as filed by the Reporting Persons with the Commission on March 28, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          July 16, 2014

Greenlight Capital, Inc.

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors GP, L.L.C.

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Advisors, L.P.

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

DME Capital Management, LP

By:	/s/DANIEL ROITMAN
Daniel Roitman
Chief Operating Officer

/s/DANIEL ROITMAN**
Daniel Roitman, on behalf of David Einhorn

** The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13G on David Einhorn’s behalf, which was filed with a Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005 by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A., is hereby incorporated by reference.